SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 27, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

     This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 27, 2007, announcing the Company’s results for the second quarter and the first half of the fiscal year 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 27, 2007	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

News Release/Presseinformation
Infineon reports results for the second quarter and first half of fiscal 2007
The main highlights of the fiscal second quarter were:
•	Infineon group revenues for the quarter were Euro 1.96 billion. Revenues for Infineon excluding Qimonda were Euro 978 million.
•	Infineon group EBIT was Euro 49 million. Excluding Qimonda, EBIT loss was Euro 28 million. Included in the fiscal second quarter EBIT were charges of Euro 54 million, mainly for restructuring and an asset write-down, partially offset by gains totaling Euro 25 million related to asset disposals and a revision to accrued personnel cost.
•	Infineon group net loss was Euro 11 million, resulting in basic and diluted loss per share of Euro 0.01.
•	For the fiscal third quarter 2007, Infineon expects revenues for its segments excluding Qimonda to increase, driven mainly by the Communication Solutions segment. EBIT for the segments excluding Qimonda and before charges is expected to improve as well, mainly due to lower expected losses in the Communication Solutions segment. Charges in the fiscal third quarter 2007 are expected to be insignificant.

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
Revenues in Euro million	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Infineon excluding Qimonda	978	958	2%	1,065	-8%
Qimonda	984	1,173	-16%	928	6%

Infineon Group	1,962	2,131	-8%	1,993	-2%

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
EBIT in Euro million	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Infineon excluding Qimonda	(28)	(9)	—	7	—
Qimonda	77	225	-66%	21	+++

Infineon Group	49	216	-77%	28	75%

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Net income (loss) Infineon Group in Euro million	(11)	120	—	(26)	+++
Basic earnings (loss) per share (in Euro)	(0.01)	0.16	—	(0.03)	+++
Diluted earnings (loss) per share (in Euro)	(0.01)	0.15	—	(0.03)	+++
Munich, Germany, April 27, 2007 — Infineon Technologies AG (FSE/NYSE:IFX) today reported results for the second quarter and first half of fiscal 2007. Revenues were Euro 1.96 billion, down eight percent compared to the fiscal first quarter. Revenues of

Infineon excluding Qimonda increased to Euro 978 million from Euro 958 million in the prior quarter.
Infineon group EBIT decreased to Euro 49 million in the fiscal second quarter 2007, down from Euro 216 million in the prior quarter. Infineon excluding Qimonda experienced an EBIT loss of Euro 28 million in the quarter. EBIT loss included charges of Euro 54 million. These charges primarily consist of restructuring charges of approximately Euro 20 million for planned downsizings mainly in the Essonnes, France (ALTIS) manufacturing facility and in the company’s baseband business after the BenQ insolvency as well as an asset write-down of Euro 35 million. Those charges were offset in part by gains from asset disposals and a revision to accrued personnel cost totaling Euro 25 million. Net charges in the prior quarter were insignificant.
Infineon group net loss was Euro 11 million in the fiscal second quarter 2007, resulting in basic and diluted loss per share of Euro 0.01.
“We are satisfied with the direction but not with the absolute level of the business performance from Infineon excluding Qimonda during the fiscal second quarter. We expect to improve upon this level in the current quarter as the ramp-up of platform shipments in Communication Solutions, coupled with ongoing traction in Automotive, Industrial & Multimarket, should lead to improved EBIT before charges for Infineon excluding Qimonda,” said Dr. Wolfgang Ziebart, President and CEO of Infineon Technologies AG. “Longer term, we are planning for this trend to continue. For Infineon excluding Qimonda, we are targeting at least break-even EBIT in fiscal 2007 and are aiming for ten percent EBIT margin in fiscal 2009. In fiscal 2008, we expect to be well on our way toward this goal.”
Outlook for the fiscal third quarter 2007
In the fiscal third quarter 2007, Infineon expects revenues for its segments excluding Qimonda to increase, driven mainly by the Communication Solutions segment. EBIT for the segments excluding Qimonda and before charges is expected to improve as well, mainly due to lower expected losses in the Communication Solutions segment. Charges in the fiscal third quarter 2007 are expected to be insignificant. Additional details concerning the outlook can be found in the respective segments’ sections.

Segments’ fiscal second quarter 2007 performance and outlook
Automotive, Industrial & Multimarket (AIM)

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Revenues	741	710	4%	733	1%
EBIT	66	55	20%	74	-11%
In the fiscal second quarter 2007, the Automotive, Industrial & Multimarket segment performed better than originally anticipated. With Euro 741 million, the segment reported the highest revenues so far, a four percent increase compared to the prior quarter. EBIT was Euro 66 million.
As anticipated, seasonal effects led to an increase in revenues and EBIT in the automotive business. The industrial & multimarket business performed slightly better than expected due to higher productivity in the company’s high-power products. Infineon’s security & ASIC businesses together were slightly lower than expected, despite strength in the chip card and security business, due to seasonal effects and general softness in the hard-disk-drive business.
Automotive, Industrial & Multimarket’s outlook for the fiscal third quarter 2007
In the fiscal third quarter 2007, Infineon expects revenues of its Automotive, Industrial & Multimarket segment at least to remain at the high level of the prior quarter. The company expects EBIT developing in-line with the revenue development. Infineon anticipates that revenues and EBIT in its automotive business will be slightly up compared to the fiscal second quarter. Results in its industrial & multimarket business are expected to remain broadly on the same level as in the previous quarter, whereas some further postponement of demand for hard-disk-drives is expected to negatively impact the security & ASIC business.
Communication Solutions (COM)

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Revenues	238	236	1%	308	-23%
EBIT	(53)	(57)	7%	(29)	-83%
As expected, fiscal second quarter revenues and EBIT in the Communication Solutions segment remained broadly unchanged compared to the prior quarter. Revenues were Euro 238 million and the EBIT loss was Euro 53 million.

In the wireless business, the successful expansion of the mobile phone platform customer base strongly contributed to financial results as negative seasonality was offset by a strong increase in mobile phone platform shipments. Revenues in the broadband business remained relatively flat compared to the prior quarter.
Communication Solutions’ outlook for the fiscal third quarter 2007
In the fiscal third quarter 2007, Infineon expects revenues of the Communication Solutions segment to increase strongly compared to the previous quarter, mainly driven by a significant increase in mobile phone platform shipments due to scheduled production ramp-ups for several major customers. The segment’s EBIT is also anticipated to improve considerably as revenues increase. In the broadband access business, revenues are anticipated to remain stable. The company continues to target break-even for its wireless business for the last quarter of calendar year 2007.
Qimonda

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Revenues	984	1,173	-16%	928	6%
EBIT	77	225	-66%	21	+++
In the fiscal second quarter 2007, Qimonda’s revenues of Euro 984 million decreased from Euro 1.17 billion in the fiscal first quarter. EBIT declined to Euro 77 million compared to Euro 225 million in the prior quarter.
Qimonda’s outlook for the fiscal third quarter 2007
Qimonda expects its bit production to grow by 8 to 12 percent in the fiscal third quarter 2007, mainly based on additional capacities from the 300-millimeter line in Richmond, USA, and the Joint Venture Inotera, Taiwan, as well as continued productivity improvements as a result of the conversion of more capacities to 80-nanometer technology and below. The company expects its share of bit-shipments to non-PC applications to be more than 50 percent for the fiscal third quarter and expects the trend of stronger demand for PC-related products to continue.
Other Operating Segments

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Revenues	50	70	-29%	92	-46%
EBIT	(5)	(3)	-67%	1	—
Effective May 1, 2006, with the completion of the Qimonda carve-out, the Other

Operating Segments primarily consist of revenues from Infineon’s 200-millimeter production facility in Dresden on sales of wafers to Qimonda under foundry agreements.
EBIT in the fiscal second quarter included gains of Euro 3 million from asset disposals.
Corporate and Eliminations

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 07	Dec 31, 06	+/- in %	Mar 31, 06	+/- in %

Revenues	(51)	(58)	12%	(68)	25%
EBIT	(36)	(4)	—	(39)	8%
Effective May 1, 2006, the Corporate and Eliminations segment reflects intra-group eliminations of the sale of wafers to Qimonda from the Infineon 200-millimeter production facility in Dresden.
The EBIT loss in the fiscal second quarter 2007 was Euro 36 million, including charges of Euro 54 million. These charges primarily consist of restructuring charges of approximately Euro 20 million for planned downsizings mainly in the Essonnes, France (ALTIS) manufacturing facility and in the company’s baseband business after the BenQ insolvency as well as an asset write-down of Euro 35 million. Also included in the reported EBIT is a positive effect of Euro 22 million from a revision to accrued personnel cost. Net charges in the fiscal first quarter 2007 were insignificant.
Other Operating Segments and Corporate and Eliminations’ outlook for the fiscal third quarter 2007
In the fiscal third quarter 2007, Infineon expects revenues and EBIT in Other Operating Segments and Corporate and Eliminations before charges to remain broadly unchanged relative to the previous quarter. Charges in the fiscal third quarter 2007 are expected to be insignificant.
All figures are preliminary and unaudited.
Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on April 27, 2007, at 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the fiscal second quarter 2007. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on the Infineon web site at

http://www.infineon.com.
Additional major business highlights of Infineon’s segments in the fiscal second quarter 2007 can be found in this document after the financial tables.

FINANCIAL INFORMATION
According to US GAAP — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			6 months ended
in Euro million	Mar 31, 06	Dec 31, 06	Mar 31, 07	Mar 31, 06	Mar 31, 07

Net sales	1,993	2,131	1,962	3,667	4,093
Cost of goods sold	(1,467)	(1,465)	(1,471)	(2,817)	(2,936)

Gross profit	526	666	491	850	1,157

Research and development expenses	(306)	(292)	(259)	(617)	(551)
Selling, general and administrative expenses	(179)	(172)	(161)	(352)	(333)
Restructuring charges	(3)	(2)	(20)	(5)	(22)
Other operating (expense) income, net	(12)	—	7	(12)	7

Operating income (loss)	26	200	58	(136)	258

Interest expense, net	(29)	(9)	(10)	(50)	(19)
Equity in earnings of associated companies, net	12	37	28	29	65
Other non-operating (expense) income, net	(6)	6	10	18	16
Minority interests	(4)	(27)	(12)	(5)	(39)

Income (loss) before income taxes	(1)	207	74	(144)	281

Income tax expense	(25)	(87)	(50)	(65)	(137)

Income (loss) before extraordinary loss	(26)	120	24	(209)	144

Extraordinary loss, net of tax	—	—	(35)	—	(35)

Net income (loss)	(26)	120	(11)	(209)	109

Earnings (loss) per share*:
Shares in millions

Weighted average shares outstanding — basic	748	748	748	748	748

Earnings (loss) per share — basic (in Euro)	(0.03)	0.16	(0.01)	(0.28)	0.15

Weighted average shares outstanding — diluted	748	817	748	748	750

Earnings (loss) per share — diluted (in Euro)	(0.03)	0.15	(0.01)	(0.28)	0.15

* Quarterly earnings (loss) per share may not add up to year-to-date results due to rounding.
EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	Mar 31, 06	Dec 31, 06	Mar 31, 07	Mar 31, 06	Mar 31, 07

Net income (loss)	(26)	120	(11)	(209)	109
- Income tax expense	25	87	50	65	137
- Interest expense, net	29	9	10	50	19

EBIT	28	216	49	(94)	265

Segment Results

	3 months ended			6 months ended
Net sales in Euro million	Mar 31, 06	Mar 31, 07	+/- in %	Mar 31, 06	Mar 31, 07	+/- in %

Automotive, Industrial & Multimarket	733	741	1	1,385	1,451	5
Communication Solutions*	308	238	(23)	642	474	(26)
Other Operating Segments**	92	50	(46)	159	120	(25)
Corporate and Eliminations***	(68)	(51)	25	(125)	(109)	13

Total	1,065	978	(8)	2,061	1,936	(6)

Qimonda	928	984	6	1,606	2,157	34

Infineon consolidated	1,993	1,962	(2)	3,667	4,093	12

	3 months ended			6 months ended
EBIT in Euro million	Mar 31, 06	Mar 31, 07	+/- in %	Mar 31, 06	Mar 31, 07	+/- in %

Automotive, Industrial & Multimarket	74	66	(11)	125	121	(3)
Communication Solutions	(29)	(53)	(83)	(50)	(110)	—
Other Operating Segments	1	(5)	—	3	(8)	—
Corporate and Eliminations	(39)	(36)	8	(70)	(40)	43

Total	7	(28)	—	8	(37)	—

Qimonda	21	77	+++	(102)	302	+++

Infineon consolidated	28	49	75	(94)	265	+++

*	Includes inter-segment sales of €0 and €8 for the three months ended March 31, 2006 and 2007, respectively, and of €0 and €10 for the six months ended March 31, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

**	Includes inter-segment sales of €69 and €43 for the three months ended March 31, 2006 and 2007, respectively, and of €134 and €99 for the six months ended March 31, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

***	Includes the elimination of inter-segment sales of €69 and €51 for the three months ended March 31, 2006 and 2007, respectively and of €134 and €109 for the six months ended March 31, 2006 and 2007, respectively.

	3 months ended
Net sales in Euro million	Dec 31, 06	Mar 31, 07	+/- in %

Automotive, Industrial & Multimarket	710	741	4
Communication Solutions*	236	238	1
Other Operating Segments**	70	50	(29)
Corporate and Eliminations***	(58)	(51)	12

Total	958	978	2

Qimonda	1,173	984	(16)

Infineon consolidated	2,131	1,962	(8)

	3 months ended
EBIT in Euro million	Dec 31, 06	Mar 31, 07	+/- in %

Automotive, Industrial & Multimarket	55	66	20
Communication Solutions	(57)	(53)	7
Other Operating Segments	(3)	(5)	(67)
Corporate and Eliminations	(4)	(36)	—

Total	(9)	(28)	—

Qimonda	225	77	(66)

Infineon consolidated	216	49	(77)

*	Includes inter-segment sales of €2 and €8 for the three months ended December 31, 2006 and March 2007, respectively, from sales of wireless communication applications to Qimonda.

**	Includes inter-segment sales of Euro 56 million and Euro 43 million for the three months ended December 31, 2006 and March 31, 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

***	Includes the elimination of inter-segment sales of Euro 58 million and Euro 51 million for the three months ended December 31, 2006 and March 31, 2007, respectively.

Regional Sales Development

	3 months ended
Regional sales in %	Mar 31, 06	Dec 31, 06	Mar 31, 07

Germany	17%	15%	15%
Other Europe	18%	17%	19%
North America	28%	27%	25%
Asia — Pacific	31%	33%	32%
Japan	4%	7%	8%
Other	2%	1%	1%

Total	100%	100%	100%

Europe	35%	32%	34%

Outside-Europe	65%	68%	66%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 2006	Mar 31, 2007

Assets
Current assets:
Cash and cash equivalents	2,040	1,500
Marketable securities	615	505
Trade accounts receivable, net	1,245	994
Inventories	1,202	1,372
Deferred income taxes	97	92
Other current assets	482	413

Total current assets	5,681	4,876

Property, plant and equipment, net	3,764	3,705
Long-term investments, net	659	685
Restricted cash	78	78
Deferred income taxes	627	626
Other assets	376	355

Total assets	11,185	10,325

in Euro million	Sep 30, 2006	Mar 31, 2007

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	797	251
Trade accounts payable	1,245	1,097
Accrued liabilities	562	481
Deferred income taxes	26	25
Other current liabilities	675	603

Total current liabilities	3,305	2,457

Long-term debt	1,208	1,147
Deferred income taxes	60	81
Other liabilities	457	389

Total liabilities	5,030	4,074

Minority Interests	840	865

Total shareholders’ equity	5,315	5,386

Total liabilities and shareholders’ equity	11,185	10,325

Condensed Consolidated Statements of Cash Flows

	3 months ended			6 months ended
in Euro million	Mar 31, 06	Dec 31, 06	Mar 31, 07	Mar 31, 06	Mar 31, 07

Net cash provided by operating activities	194	318	289	296	607

Net cash used in investing activities	(239)	(323)	(141)	(407)	(464)

Net cash provided by (used in) financing activities	291	12	(695)	347	(683)

Net increase (decrease) in cash and cash equivalents	246	7	(547)	236	(540)

Depreciation and amortization	365	323	323	703	646

Purchases of property, plant and equipment	(314)	(326)	(258)	(719)	(584)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Mar 31, 06	Dec 31, 06	Mar 31, 07

Cash and cash equivalents	1,384	2,047	1,500
Marketable securities	680	635	505

Gross Cash Position	2,064	2,682	2,005

Less: short-term debt	739	800	251
long-term debt	1,285	1,222	1,147

Net Cash Position	40	660	607

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	Mar 31, 06	Dec 31, 06	Mar 31, 07	Mar 31, 06	Mar 31, 07

Net cash provided by operating activities	194	318	289	296	607
Net cash used in investing activities	(239)	(323)	(141)	(407)	(464)
Thereof: Purchase (sale) of marketable securities, net	(68)	21	(126)	(177)	(105)

Free cash flow	(113)	16	22	(288)	38

Employee Data	Mar 31, 06	Dec 31, 06	Mar 31, 07

Infineon without Qimonda		30,071	29,871
Qimonda		12,078	12,565
Infineon worldwide	40,839	42,149	42,436
Thereof: Research and Development	7,621	8,273	8,184
Business highlights for the fiscal second quarter 2007
•	AIM: Infineon and Hyundai Motor Company entered into a strategic agreement and inaugurated the joint Hyundai Infineon Innovation Center (HIIC) in Korea. Hyundai

Motor Company is the world’s sixth-largest car manufacturer. HIIC will focus its efforts on the functional and cost optimization of car electronics systems, as well as develop automotive electronic system architecture, including the design of Electronic Control Units (ECUs) and Application-Specific Integrated Circuits (ASICs) in powertrain, safety and body applications for Hyundai and Kia vehicles.
Energy Efficiency
•	AIM: The UK-based market research firm Semicast has ranked Infineon as the world’s number 2 semiconductor supplier for industrial applications in 2006, with a 6.4 percent market share of the US-dollar 18 billion semiconductor market for industrial applications in 2006.
Connectivity
•	COM: Successful expansion of mobile phone platform customer base strongly contributes to financial results:
•	Negative seasonality in the wireless business was offset by a strong increase in mobile phone platform shipments across all standards (GSM/EDGE/UMTS).

•	Among these shipments were first volume shipments of the company’s E-GOLDvoice single-chip (ULC2) which were delivered to LG and several other major customers.
•	COM: Infineon further expanded its customer base in the wireless business:
•	The company had a design-win at Nokia for its ULC2 mobile phone platform.

•	It achieved several other design-wins for its ULC2 mobile phone platform and 3G RF CMOS transceivers.
•	COM: The company introduced several new products to further diversify its product portfolio:
•	In the mobile phone platform business, it announced the world’s first EDGE single-chip S-GOLDradio.

•	In its RF solutions business, it strengthened its leading position by introducing three new CMOS transceivers for EDGE, 3G, and WiMAX/WiFi applications.

•	Infineon announced two new DVB-H chip solutions for mobile TV.

•	In its broadband business, the company introduced the Amazon SE, a new highly integrated ADSL2+ System on Chip (SoC) for the broadband Customer Premises Equipment (CPE) business.
Security
•	AIM: The National Institute for Electronics & Cryptology of Turkey (Tubitak Uekae) has selected Infineon’s security chips as the hardware basis to develop a smartcard operating system. Tubitak Uekae developed their smartcard operating system, called “AKIS”, by applying the Infineon crypto-controller SLE 66CX680PE. AKIS was mainly designed for use in applications focusing on eGovernment and PKI (Public Key Infrastructure) smartcards targeting the Turkish population of about 90 million citizens.
•	AIM: Presently, all eight European countries (Portugal, Spain, Belgium, Italy, Finland, Estonia, Latvia, Sweden) that have done pilot studies or have already begun to issue personal ID cards have chosen Infineon’s security smart card controllers. Germany and the UK will select suppliers later in 2007, and France and Poland in 2008.
•	AIM: Striving to be the most responsive partner for innovative semiconductor devices, solutions and services to improve its customers’ competitiveness, Infineon received prestigious Best Supplier Awards from global players. Hitachi Global Storage Technologies (HGST) named Infineon for example best System-on-Chip supplier of the year 2006 in recognition of the company’s logistics performance, customer orientation, and speed.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s and Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the continued development of the business of Qimonda as a stand-alone entity and any future corporate financing measures Infineon or Qimonda may undertake.. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on November 30, 2006. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200704.055e

Media Relations Corporate:	Name:	Phone:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com